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SCHEDULE 13G

Name of Issuer:   Pharmaceutical Product Development, Inc.

Title of Class of Securities:       Common Stock

CUSIP Number:  717124101

(1) Names of reporting Persons. S.S. or IRS. Identification Nos. of Above Persons. Fredric N. Eshelman

(2)   Check the Appropriate Box if a Member of a Group: NOT APPLICABLE (a)
                                                                       (b)

(3)   SEC Use Only:

(4)   Citizenship or Place of Organization:  United States

      Number of Shares Beneficially Owned :  (5)  Sole Voting Power:  3,034,444

                                             (6)  Shared Voting Power: 0

                                             (7)  Sole Dispositive
                                                  Power:               3,034,444

                                             (8)  Shared Dispositive
                                                  Power:               0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 3,034,444

(10) Check if the Aggregate amount in Row (9) Excludes Certain Shares: Not Applicable

(11)  Percent of Class Represented by Amount in Row (9): 12.0%

(12)  Type of Reporting Person:  IN


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Item 1   Issuer
         (a)      Pharmaceutical Product Development, Inc.
         (b)      3151 South 17th Street
                  Wilmington, North Carolina  28412

Item 2.  Person Filing
         (a)      Fredric N. Eshelman
         (b)      Pharmaceutical Product Development, Inc.
                  3151 South 17th Street
                  Wilmington, North Carolina 28412
         (c)      United States
         (d)      Common Stock
         (e)      717124101

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13(d)-2(b)
         Not Applicable

Item 4.  Ownership
(a)      3,034,444 includes 66,666 shares issuable pursuant to vested options.
(b)      12.0%
(c) The Reporting Person retains sole voting and dispositive power of all shares.

Item 5.  Ownership of Five Percent or Less of  Class
         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         Not Applicable

Item 8.  Identification and Classification of Members of the Group
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification
         Not Applicable

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  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001
-------------------
Date

Fredric N. Eshelman

/s/ Fredric N. Eshelman